

February 14, 2013

<u>Via Email</u>
David Miller
Principal Executive Officer
Monarch Investment Properties, Inc.
1801 North Military Trail, Suite 204
Boca Raton, FL 33431

> **Re:** **Monarch Investment Properties, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2012**
> **Filed September 28, 2012**
> **File No. 0-52754**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for Fiscal Year ended June 30, 2012</u>

<u>Business, page 3</u>

1. We note that you alone will be responsible for marketing the company. In order to help readers understand the likelihood of success, please disclose in your next Form 10-Q, and after that in subsequent Form 10-K's, as warranted:

- any similar sales you have completed over the past three years,

- any other shell companies you have for sale, and

- how you select the next shell to promote and the next to sell.

2. In future filings, describe the effect of the accumulated deficit on your ability to sell Monarch Investment Properties, Inc. Also, describe the expected consequences of this deficit on current shareholders in any future sale.

Financial Statements

Statement of Cash Flows, page F-7

3. We note your $36,269 write-off of accounts payable in the statement of operations which results in a decrease of your net loss. In your statement of cash flows, we note that you are adding back the $36,269 write-off to your net loss in order to compute your net cash used in operating activities. However, it appears to us that the write-off of accounts payable should be reported as ($36,269). Further, it appears that the "Decrease in accrued expenses and other current liabilities" should amount to ($4,520) instead of ($77,055) as your "Decrease in accrued expenses and other current liabilities" appears disproportionally large compared to the actual amount of net decreases in accrued expenses noted on page 7. While your net cash used in operating activities remains the same, we believe the individual line items should be accurately reported. Please tell us how you determined your current presentation correctly reflects changes in individual line items.

4. As a related matter, please tell us and revise future filings to discuss the reason for the write-off of accounts payable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon, Senior Staff Attorney, at 202-551-3421 or Michael Clampitt, Senior Staff Attorney, at 202-551-3434 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief